ACE USA
140 Broadway, 41st Floor
New York NY 10005

646-458-7000 tel
646-458-6903/6904 fax



www.ace-ina.com


Paul Rosen
Underwriter- Professional Risk


March 14, 2011

Ryan Anderson
Hays Group Inc
Ids Center Suite 700
80 South 8th Street
Minneapolis, MN 55402


RE:	Insured:		FBL Financial Group, Inc.
Coverage:
Investment Company Fidelity Bond

Policy No:  		DON G24574696 003
Company Paper:  	Westchester Fire Insurance Company
Policy Form:  		MPGT 001 (04/99) / MPAB 001 (12/99)
Policy Period:  		02/15/2011 to 02/15/2012


Dear Ryan,

We are pleased to enclose the captioned policy.

As producer of record, you are responsible for collecting and filing all necessary surplus lines taxes, fees and documentation in accordance with state surplus lines laws and/or regulations, if applicable.

Also, as a reminder, all claim notices under this policy should be provided in writing to the following address:

ACE Professional Risk
P.O. Box 5105
Scranton, PA 18505-0518
Fax Number: 877-746-4641
Email Address for submitting Management Liability Claims,
Managementliabilityfirstnotice@acegroup.com
Email address for all other correspondence, ApolloproRskACEIncoming@acegroup.com


We have reviewed the policy and trust you will find it to be in order. Should you have any questions or concerns, please advise us promptly.

Thank you for working with us on the placement of this risk. We appreciate your support and look forward to working with you in the future.

Regards,





Aida Maldonado
Underwriting Assistant



One of the ACE Group of Insurance & Reinsurance Companies





This Policy is issued by the stock insurance company listed above
(herein "Insurer").

THIS POLICY IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

DEFENSE AND CLAIMS EXPENSES ARE WITHIN THE LIMITS OF LIABILITY OF THIS
POLICY.

DECLARATIONS

Policy No. DON G24574696 003

Item 1.
Company:
FBL Financial Group, Inc
Principal Address:
5400 University Avenue
West Des Moines, IA 50266


Item 2.
A. Policy Period: From 12:01 A.M. 02/15/2011 To 12:01 A.M. 02/15/2012
(Local time at the address shown in Item 1)

B. Limit Period: 1. Same as Policy period     X Yes  No
2. One Year within Policy Period   		X Yes  No

Item 3. Limit of Liability:
                                                 Granted        Amount
A. Single Aggregate Limit of Liability for all
Coverage Parts, combined                        X Yes No     $1,350,000

B. Separate Limits of Liability                 Yes X No

Coverage Part(s)                         Limit of Liability
Investment Company Fidelity Bond              $1,350,000

Item 4.          Coverage Parts Purchased

Investment Company Fidelity Bond              $1,350,000

Item 5.

Policy Premium:     $7,487

Annual Premium:     $7,487
Discovery Period: N/A
 A. Additional Premium: 0 % of Annual Premium
 B. Additional Period: 12 months

Item 6. Notice to Insurer:

A. Notice of Claim, Wrongful Act or Loss:
ACE Professional Risk
P.O. Box 5105
Scranton, PA 18505-0518
Fax Number: 877-746-4641

B. All other notices:
Chief Underwriting Officer
ACE USA - Professional Risk
140 Broadway, 41st Floor
New York, New York 10005

Item 7.

Endorsements to the General Conditions and Limitations Effective at
Inception:

Signatures CC-1K11g (01/11)
Iowa-Nonrenewal MPNR001-IA (4/98)
Trade Or Economic Sanctions Endorsement ALL-21101 (11/06)
ACE Producer Compensation Notice ALL-20887 (10/06)
U.S. Treasury Department's Office Of Foreign Assets PF-17914 (02/05)

Date: 3/14/2011                 /s/ Robert B. Portwood, Vice President
                                Authorized Representative















Westchester Fire Insurance Company

Management Protection Insurance Policy


In consideration of the payment of the premium and in reliance on all statements made and information furnished by the Company to the Insurer in the Application, which is hereby made a part hereof, and subject to the foregoing Declarations and to all other terms of this Policy, the Company, the Insureds, and the Insurer agree as follows:

GENERAL CONDITIONS AND LIMITATIONS

1.	TERMS AND CONDITIONS

Except for the General Conditions and Limitations or unless stated to the contrary in any Coverage Part, the terms and conditions of each Coverage Part of this Policy apply only to that Coverage Part and shall not apply to any other Coverage Part of this Policy. Any term referenced in the General Conditions and Limitations which is defined in a Coverage Part shall, for purposes of coverage under that Coverage Part, have the meaning set forth in that Coverage Part. If any provision in the General Conditions and Limitations is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part.

2.	DEFINITIONS

	When used in this Policy:

A.	Annual Premium means the original annualized premium and the fully annualized amount of any additional premiums charged by the Insurer for or during the Policy Period.

B.	Application means all signed applications, including attachments and materials submitted therewith, for this Policy or for any policy issued by the Insurer of which this Policy is a direct or indirect renewal or replacement. All such applications, attachments and materials are deemed attached to and incorporated into this Policy.

C.	Company means, collectively, the Parent Company and the
Subsidiaries, including any such organization as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

D.	Defense Costs means reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries or fees of the directors, officers or employees of the Company) incurred by the Insureds in defending or investigating Claims and the premium for appeal, attachment or similar bonds.

E.	Discovery Period means the period for the extension of coverage, if exercised, described in Subsection 4 or 10(b) of these General
Conditions and Limitations.

F.	ERISA means the Employee Retirement Income Security Act of 1974, as amended, any similar state or local common or statutory law and any rules and regulations promulgated thereunder.

G. Executive Officers, either in the singular or plural, means with respect to any Company its chairperson, president, chief executive officer, chief financial officer, in-house general counsel and, solely with respect to the Employment Practices Coverage Part if granted, the director of human resources or equivalent position.



H. Financial Impairment means the status of the Company resulting from
(1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate the Company, or (2) the Company becoming a debtor in possession.

I.Insureds means, with respect to any Coverage Part, all organizations, plans and natural persons defined as Insureds thereunder.

J.	Interrelated Wrongful Acts means all Wrongful Acts that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of related facts, circumstances, situations, events, transactions or causes.

K.	Liability Coverage Part(s) means any Coverage Part of this Policy other than any Commercial Crime or Bond Coverage Part, if purchased.

L.	Limit Period means the period described in Item 2(B) of the
Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

M.	Parent Company means the organization first named in Item 1 of the Declarations.

N.	Policy means, collectively, the Declarations, the Application, this policy form (including all attached Coverage Parts) and any endorsements hereto.

O.	Policy Period means the period of time specified in Item 2(A) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

P.	Pollutants means any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any federal, state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. Pollutants shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products, noise, and electric or magnetic or electromagnetic field.

Q.	Subsidiary, either in the singular or plural, means:

1.	any company in which more than 50% of the outstanding voting securities representing the present right to vote for election of directors is owned, directly or indirectly, in any combination, by one or more Companies, and

2. any foundation, charitable trust or political action committee controlled by one or more
       Companies.

3.	ESTATES, LEGAL REPRESENTATIVES AND SPOUSES

The estates, heirs, legal representatives, assigns and spouses of Insured Persons shall be considered an Insured under any Liability Coverage Part; but coverage is afforded to such estates, heirs, legal representatives, assigns and spouses only for a Claim arising solely out of their status as such and, in the case of a spouse, where such Claim seeks damages from marital community property, jointly held property or property transferred from the Insured Person to the spouse.
  No coverage is provided for any Wrongful Act of an estate, heir, legal representative, assign or spouse. All terms and conditions of this Policy, including without limitation the Retention, applicable to Loss incurred by the Insured Person shall also apply to loss incurred by such estates, heirs, legal representatives, assigns and spouses.

4.	DISCOVERY PERIOD

If the Insurer or the Insureds do not renew any Liability Coverage Part or if the Parent Company terminates any Liability Coverage Part, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage granted by such Liability Coverage Part for the Discovery Period set forth in Item 5(B) of the Declarations following the effective date of such nonrenewal or termination, but only with respect to a covered Wrongful Act taking place prior to the effective date of such nonrenewal or termination. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the Insurer within thirty (30) days following the effective date of termination or nonrenewal.

The premium due for such Discovery Period with respect to any Liability Coverage Part shall equal that percent set forth in Item 5(A) of the Declarations of the Annual Premium for such Liability Coverage Part. The entire premium for such Discovery Period shall be deemed fully earned and non-refundable upon payment.

The Insureds shall not be entitled to elect the Discovery Period under this Subsection 4 with respect to any Liability Coverage Part if a Discovery Period for such Liability Coverage Part is elected pursuant to Subsection 10(b) of these General Conditions and Limitations.

5.	LIMIT OF LIABILITY AND RETENTION

	For the purposes of this Policy, all Claims arising out of the same Wrongful Act and all Interrelated Wrongful Acts of the Insureds shall be deemed one Claim, and such Claim shall be deemed to be first made on the date the earliest of such Claims is first made against them, regardless of whether such date is before or during the Policy Period. All Loss resulting from a single Claim shall be deemed a single Loss.

	If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the Declarations, the amount stated in Item 3(A) of the Declarations shall be the maximum aggregate liability of the Insurer under all Coverage Parts, combined, for each Limit Period, regardless of the number of Claims or losses or the time of payment by the Insurer.

	If separate Limits of Liability are granted as provided in Item 3(B) of the Declarations:

A.	the maximum aggregate liability of the Insurer under each
Liability Coverage Part for all covered Loss resulting from all Claims first made during each Limit Period shall be the respective Limit(s) of Liability for such Coverage Part as set forth in Item 3(B) of the Declarations, regardless of the time of payment by the Insurer; and

B.	the maximum aggregate liability of the Insurer for all Loss
 during the Limit Period under all Insuring Clauses of the Commercial Crime or Bond Coverage Part shall be the aggregate Limit of Liability for such Coverage Part as set forth in the Declarations for such
 Coverage Part, regardless of the time of payment by the Insurer, provided:

i.	the maximum liability of the Insurer for each Single Loss under any Insuring Clause of such Coverage Part shall be the respective Limit of Liability for such Insuring Clause as set forth in the Declarations for such Coverage Part; and

ii.	if more than one Insuring Clause applies to a Single Loss, the maximum liability of the Insurer under all such Insuring Clauses, combined, with respect to such Single Loss shall be the largest of such applicable Limits of Liability.

	The Limits of Liability described in subparagraphs (i) and (ii) above are sublimits which further limit and do not increase the Insurer's maximum liability under such Coverage Part.

	The Limit of Liability for the Discovery Period, if exercised, shall be part of and not in addition to the Limit of Liability for the Limit Period. The purchase of the Discovery Period shall not increase or reinstate the applicable Limit of Liability, which shall be the maximum liability of the Insurer for such Limit Period and Discovery Period, combined.

	Defense Costs shall be part of and not in addition to the applicable Limits of Liability set forth in the Declarations, and Defense Costs shall reduce such Limit of Liability. If the Limit of Liability with respect to the entire Policy or any Coverage Part is exhausted by payment of Loss, the Insurer's obligations under the entire Policy or such Coverage Part, respectively, shall be completely fulfilled and extinguished. The Insurer is entitled to pay Loss as it becomes due and payable by the Insureds, without consideration of other future payment obligations.

	Except as otherwise provided in this Subsection 5, the Insurer's liability with respect to Loss arising from each Claim covered under one or more Liability Coverage Parts, and each Single Loss covered under the Commercial Crime or Bond Coverage Part, if purchased, shall apply only to that part of Loss which is excess of the applicable Retention Amount set forth in the Declarations for such Coverage Part(s), and such Retention Amount shall be borne by the Insureds uninsured and at their own risk. If different parts of a single Claim or Single Loss are subject to different Retentions, the applicable Retentions will be applied separately to each part of such Loss, but the sum of such Retentions shall not exceed the largest applicable Retention.

	Any Retention for Indemnified Loss under a Liability Coverage Part shall apply only to (i) Loss which is incurred by Insured Persons and is indemnified by the Company, and (ii) Loss which is incurred by all other Insureds. No Retention shall apply to Loss which is incurred by Insured Persons and is not indemnified by the Company.

	If the Company is permitted or required by common or statutory law to ultimately indemnify the Insured Persons for any Loss, or to advance Defense Costs on their behalf, under any Liability Coverage Part and does not in fact do so other than for reasons of Financial Impairment, then the Company shall reimburse and hold harmless the Insurer for the Insurer's payment or advancement of such Loss up to the amount of the Retention for Indemnified Loss under the applicable Liability Coverage Part.

6.	NOTICE

The Insureds shall, as a condition precedent to their rights under any Liability Coverage Part, give to the Insurer written notice of any Claim made against the Insureds as soon as practicable after any Executive Officer or the Company's risk manager first learns of such Claim, but in no event later than ninety (90) days after expiration of the Policy Period or, if exercised, during the Discovery Period.

The Insureds shall, as a condition precedent to their rights under the Commercial Crime or Bond Coverage Part, give to the Insurer written notice of any Loss within 90 days after such Loss is first discovered by any Executive Officer or the Company's risk manager.

If during the Policy Period or the Discovery Period, if exercised, the Insureds first become aware of a specific Wrongful Act which may reasonably give rise to a future Claim covered under a Liability Coverage Part and during such Policy Period or Discovery Period give written notice to the Insurer of:

a.	the names of the potential claimants and a description of the specific Wrongful Act which forms the basis of their potential claim,

b.	the identity of the specific Insureds allegedly responsible for such specific Wrongful Act,

c.	the consequences which have resulted or may result from such specific Wrongful Act,

d.	the nature of the potential monetary damages or non-monetary relief which may be sought in consequence of such specific Wrongful
Act, and


e.	the circumstances by which the Insureds first became aware of such specific Wrongful Act,
then any Claim which arises out of such Wrongful Act shall be deemed to have been first made during the Limit Period or Discovery Period, if exercised, in which such written notice was received by the Insurer.
No coverage is provided for fees and expenses incurred prior to the time such notice results in a Claim.

All notices under any provision of this Policy shall be in writing and given by prepaid express courier, certified mail or fax properly addressed to the appropriate party. Notice to the Insureds may be given to the Parent Company at the address as shown in Item 1 of the Declarations. Notice to the Insurer of any Claim, Wrongful Act or Loss shall be given to the Insurer at the address set forth in Item 6(A) of the Declarations. All other notices to the Insurer under this Policy shall be given to the Insurer at the address set forth in Item 6(B) of the Declarations. Notice given as described above shall be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notice is sent, whichever is earlier.

Any notice to the Insurer of any Claim, Wrongful Act or Loss shall designate the Coverage Part(s) under which the notice is being given and shall be treated as notice under only the Coverage Part(s) so designated.

7.	DEFENSE AND SETTLEMENT

Subject to this Subsection 7, it shall be the duty of the Insureds and not the duty of the Insurer to defend any Claim.

The Insureds agree not to settle or offer to settle any Claim, incur any Defense Costs or otherwise assume any contractual obligation or admit any liability with respect to any Claim without the Insurer's written consent. The Insurer shall not be liable for any settlement, Defense Costs, assumed obligation or admission to which it has not consented. The Insureds shall promptly send to the Insurer all settlement demands or offers received by the Insureds from the claimant(s). However, if the Insureds are able to settle all Claims which are subject to a single Retention for an aggregate amount, including Defense Costs, not exceeding such Retention., the Insurer's consent shall not be required for the settlement of such Claims.

With respect to any Claim submitted for coverage under this Policy, the Insurer shall have the right and shall be given the opportunity to effectively associate with, and shall be consulted in advance by, the Insureds regarding (1) the selection of appropriate defense counsel,
(2) substantive defense strategies, including without limitation decisions regarding the filing and content of substantive motions, and
(3) settlement negotiations.

The Insureds agree to provide the Insurer with all information, assistance and cooperation which the Insurer reasonably requests and agree that in the event of a Claim or Loss the Insureds will do nothing that shall prejudice the Insurer's position or its potential or actual rights of recovery. The Insurer may make any investigation it deems necessary.

Subject to Subsection 8 of these General Conditions and Limitations, the Insurer shall advance on behalf of the Insureds covered Defense Costs which the Insureds have incurred in connection with Claims made against them, prior to disposition of such Claims, provided that to the extent it is finally established that any such Defense Costs are not covered under this Policy, the Insureds, severally according to their interests, agree to repay the Insurer such Defense Costs.

The Insurer and the Insureds shall not unreasonably withhold any consent referenced in this Subsection 7.

8.	ALLOCATION

If in any Claim under a Liability Coverage Part the Insureds who are afforded coverage for such Claim incur Loss jointly with others (including Insureds) who are not afforded coverage for such Claim, or incur an amount consisting of both Loss covered by this Policy and loss not covered by this Policy because such Claim includes both covered and uncovered matters, then the Insureds and the Insurer shall allocate such amount between covered Loss and uncovered loss based upon the relative legal exposures of the parties to covered and uncovered matters.

If there can be an agreement on an allocation of Defense Costs, the Insurer shall advance on a current basis Defense Costs allocated to covered Loss. If there can be no agreement on an allocation of Defense Costs, the Insurer shall advance on a current basis Defense Costs which the Insurer believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined. Any advancement of Defense Costs shall be subject to, and conditioned upon receipt by the Insurer of, a written undertaking by the Insureds that such advanced amounts shall be repaid to the Insurer by the Insureds severally according to their respective interests if and to the extent the Insureds shall not be entitled under the terms and conditions of this Policy to coverage for such Defense Costs.

Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim or any other Claim.

9.	OTHER INSURANCE

If any Loss under this Policy is insured under any other valid and collectible policy(ies), prior or current, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the amount of such other insurance whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

10.	TRANSACTIONS CHANGING COVERAGE

a.	Acquisition or Creation of Another Organization or Plan

If, during the Policy Period, the Company:

i.	acquires voting securities in another organization or creates another organization, which as a result of such acquisition or creation becomes a Subsidiary;

ii.	acquires any organization by merger into or consolidation with the Company; or

iii.	with respect to the Fiduciary Liability Coverage Part if
purchased, creates a Plan,

	then, subject to all terms and conditions of this Policy, such organization, Plan and its Insureds shall be covered under this Policy but only with respect to covered Wrongful Acts (under a Liability Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such acquisition or creation unless the Insurer agrees to provide coverage by endorsement for Wrongful Acts taking place or Loss sustained prior to such acquisition or creation.

	If the total assets of such acquired organization as reflected in the organization's then most recent consolidated financial statements exceeds twenty-five percent (25%) of the total assets of the Parent Company as reflected in the Parent Company's then most recent consolidated financial statements, the Parent Company, as a condition precedent to coverage with respect to such Insureds, shall give written notice of such acquisition or creation to the Insurer as soon as practicable and shall pay any reasonable additional premium required by the Insurer.

b.	Acquisition of Parent Company

If, during the Policy Period, any of the following events occurs:

i.	the acquisition of the Parent Company, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the Parent Company into or with another entity such that the Parent Company is not the surviving entity; or


ii.	the obtaining by any person, entity or affiliated group of
persons or entities of the right to elect, appoint or designate at least fifty percent (50%) of the directors of the Parent Company;

then coverage under this Policy will continue in full force and effect until termination of this Policy, but only with respect to Claims for covered Wrongful Acts (under a Liability Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained before such event. Coverage under this Policy will cease as of the effective date of such event with respect to Claims for Wrongful Acts (under a Liability Coverage Part) taking place and Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such event.

If such event occurs, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage described in the preceding paragraph for either a 1 year, 3 year, or 6 year Discovery Period following the termination of the Policy Period; but the Insurer may, in its sole discretion and subject to any additional terms, conditions and premiums required by the Insurer, agree by written endorsement to this Policy to any other Discovery Period requested by the Insureds. This extension of coverage shall apply to those Coverage Parts with respect to which the Insureds elect the coverage extension. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the Insurer within forty-five (45) days following the effective date of such event.

Upon request from any Insured, the Insurer shall notify such Insured of the additional premium amount for this extension of coverage.

The Insureds shall not be entitled to elect this extension of coverage if a Discovery Period is elected pursuant to Subsection 4 of these General Conditions and Limitations.

c.	Cessation of Subsidiaries

If before or during the Policy Period an organization ceases to be a Subsidiary, coverage with respect to such Subsidiary and its Insureds shall continue until termination of this Policy. Such coverage continuation shall apply only with respect to Claims for covered Wrongful Acts (under a Liability Coverage Part) taking place and covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained prior to the date such organization ceased to be a Subsidiary.

d.	Termination of Plan

If before or during the Policy Period a Plan is terminated, coverage with respect to such Plan and its Insureds under the Fiduciary Liability Coverage Part (if purchased) shall continue until termination of this Policy. Such coverage continuation shall apply with respect to Claims for Wrongful Acts taking place prior to or after the date the Plan was terminated.

11.	REPRESENTATIONS AND SEVERABILITY

The Insureds represent and acknowledge that the statements contained in the Application and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and: (i) are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy; and (ii) shall be deemed material to the acceptance of this risk or the hazard assumed by the Insurer under this Policy. This Policy is issued in reliance upon the truth of such representations.

In the event the Application, including materials submitted or required to be submitted therewith, contains any misrepresentation or omission:

a.	made with the intent to deceive, or

b.	which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under this Policy;

this Policy shall be void ab initio as to (i) any Company and any Plan if any Executive Officer knew the facts that were not truthfully disclosed in the Applications, and (ii) any Insured Persons who knew the facts that were not truthfully disclosed in the Application, whether or not such Executive Officer or Insured Person knew the Application contained such misrepresentation or omission. Such knowledge shall not be imputed to any other Insured Persons.

12.	TERMINATION OF POLICY

This Policy shall terminate at the earliest of the following times:

a.	the effective date of termination specified in a prior written notice by the Parent Company to the Insurer, provided this Policy may not be terminated by the Parent Company (i) after the effective date of an event described in Subsection 10(b) of these General Conditions and Limitations, or (ii) if the Policy Period is longer than one (1) year;

b.	upon expiration of the Policy Period as set forth in Item 2(A) of the Declarations;

c.	twenty (20) days after receipt by the Parent Company of a written notice of termination from the Insurer for failure to pay a premium when due, unless the premium is paid within such twenty (20) days period; or

d.	at such other time as may be agreed upon by the Insurer and the
Parent Company.

The Insurer may not terminate this Policy prior to expiration of the Policy Period, except as provided above for non-payment of a premium. The Insurer shall refund the unearned premium computed pro rata. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

13.	TERRITORY AND VALUATION

All premiums, limits, retentions, Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or another element of Loss under any Liability Coverage Part is stated in a currency other than United States of America dollars, payment under this Policy shall be made in United States dollars at the rate of exchange as of 12:01 A.M. on the date the final judgment is reached, the amount of the settlement is agreed upon or the other element of Loss is due, respectively.

Coverage under this Policy shall extend to Wrongful Acts taking place or Claims made or Loss sustained anywhere in the world.

14.	SUBROGATION

In the event of any payment under this Policy, the Insurer shall be subrogated to the extent of such payment to all the Insureds' rights of recovery, including without limitation the Insured Persons' rights to indemnification or advancement from the Company. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Insurer effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

15.	ACTION AGAINST THE INSURER

No action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or organization shall have any right under this Policy to join the Insurer as a party to any action against Insureds to determine the Insured's liability nor shall the Insurer be impleaded by the Insureds or their legal representatives. Bankruptcy or insolvency of an Insured or of the estate of any Insured Person shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

16.	AUTHORIZATION CLAUSE

By acceptance of this Policy, the Parent Company agrees to act on behalf of the Insureds with respect to the giving and receiving of notice of Claim or Loss or termination, the payment of premiums and the receiving of any return premiums that may become due under this Policy, the agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for in this Policy (except the giving of notice to apply for the Discovery Period), and the Insureds agree that the Parent Company shall act on their behalf.



17.	ALTERATION, ASSIGNMENT AND HEADINGS

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by an authorized representative of the Insurer.

The titles and headings to the various parts, sections, subsections and endorsements of the Policy are included solely for ease of reference and do not in any way limit, expand or otherwise affect the provisions of such parts, sections, subsections or endorsements.

18.	ARBITRATION

Only if requested by the Insureds, the Insurer shall submit any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or invalidity thereof to final and binding arbitration pursuant to such rules and procedures as the parties may agree. If the parties cannot so agree, the arbitration shall be administered by the American Arbitration Association in accordance with its then prevailing commercial arbitration rules. The arbitration panel shall consist of one arbitrator selected by the Insureds, one arbitrator selected by the Insurer, and a third independent arbitrator selected by the first two arbitrators. In any such arbitration, each party will bear its own legal fees and expenses.


	SIGNATURES

Named Insured
FBL Financial Group, Inc.
Endorsement Number
1
Policy Symbol
DON
Policy Number
G24574696 003
Policy Period
02/15/2011 to 02/15/2012
 Effective Date of Endorsement
02/15/2011
 Issued By (Name of Insurance Company)
Westchester Fire Insurance Company



THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company) BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company) BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company) INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company) WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703














/s/ Robert B. Portwood, Vice President
Authorized Representative






THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.
Endorsement Number 2
Policy Symbol DON
Policy Number G24574696 003
Policy Period 02/15/2011  to 02/15/2012
Effective Date of Endorsement 02/15/2011
Issued By (Name of Insurance
Company)
Westchester Fire Insurance Company

IOWA NONRENEWAL

This endorsement does not apply to coverage provided for employee dishonesty, forgery or alteration, or public employee dishonesty.

The following is added and supersedes any other provision to the contrary:

NONRENEWAL

1. If we decide not to renew this policy, we will mail or deliver written notice of nonrenewal to the first Named Insured and any loss payee at least 45 days before the expiration date of this policy, except if:

   a.   We have offered to issue a renewal policy; or

  b. You have failed to pay a premium due or any advance premium required by us for renewal.

2. If notice is mailed, a post office department certificate of mailing is proof of receipt of notice.







/s/ Robert B. Portwood, Vice President
Authorized Representative










THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.
Endorsement Number 3

Policy Symbol DON

Policy NumberG24574696 003

Policy Period02/15/2011  to 02/15/2012

Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.





All other terms and conditions of policy remain unchanged.











/s/ Robert B. Portwood, Vice President
Authorized Agent



















ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.








U.S. Treasury Department's Office
Of Foreign Assets Control ("OFAC")
Advisory Notice to Policyholders








This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.





This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.





The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:
Foreign agents;
Front organizations;
Terrorists;
Terrorist organizations; and
Narcotics traffickers;
as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site http//www.treas.gov/ofac.
In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

















DECLARATIONS


DECLARATIONS

Policy No. DON G24574696 003

Coverage                      Item 1.             Item 2.
                              Coverages Purchased      Single Loss
                              and Single Loss
                              Limits Liability
Deductibles:
A.   Employee Dishonesty -
Insured Indemnity                  $1,350,000               $2,500
B.   Employee Dishonesty -
Employee Benefit Plan Indemnity    $1,350,000               $ 0
C.   Property                 $1,350,000               $2,500
D.   Financial Documents      $1,350,000               $2,500
E.   Defective Signatures          n/a                 n/a
F.   Servicing Contractors         $1,350,000               $2,500
G.   Computer Fraud/Fraudulent
     Transfer Instructions         $1,350,000               $2,500
H.   Claims Expense           $50,000             $2,500
I.   Stop Payment Order Liability  n/a                 n/a
J.   Uncollectible Items of Deposit$1,350,000               $2,500
K.   Unauthorized Signature        $1,350,000               $2,500
Item 3.   Endorsements to this Coverage Part
Effective at Inception: 1 - 6
Item 4.   Effective Date: 02/15/2011
Item 5.   Aggregate Limit of Liability:
1,350,000 for all Loss in Limit Period under all Insuring Clauses combined.


Robert B. Portwood, VICE PRESIDENT
Authorized Representative
Date: 03/14/2011
Westchester Fire Insurance Company


I.	INSURING CLAUSES
The Insurer agrees with the Insured, that in accordance with the Insuring Clauses for which coverage is granted in Item 1 of the Declarations, and subject to all terms, Definitions, Exclusions and Conditions of this Investment Company Bond Coverage Part, to indemnify the Insured for:
A.	Employee Dishonesty
Loss resulting directly from dishonest or fraudulent acts by an Employee acting alone or in collusion with others, which acts were committed by the Employee with the intent to cause the Insured to sustain the loss or to obtain an Improper Personal Gain.
B.	Employee Dishonesty - Employee Benefit Plan
Loss of funds or other property intended to be used by an Employee Benefit Plan to pay benefits resulting directly from dishonest or fraudulent acts committed by an Employee or plan fiduciary (as defined in ERISA) while handling those funds or property.
C.	Property
Loss of Property resulting directly from Theft, False Pretense, misplacement, mysterious unexplainable disappearance, physical damage thereto or destruction thereof, wherever situated including in transit.
D.	Financial Documents
Loss resulting directly from the Insured having in good faith:
a.	relied on a Forgery or Alteration;
b.	relied on an Original Financial Document that was, at the time the Insured acted upon it, lost or stolen;
c.	relied on a Financial Document that was a Counterfeit; or
d.	guaranteed in writing or witnessed any endorsement or signature on an assignment, bill of sale, guarantee, or power of attorney which transferred a Financial Document or uncertificated security.
Actual physical possession, and continued actual physical possession if taken as collateral, of the Financial Document by:
(1)	the Insured or its authorized custodial agent, or
(2)	a financial institution, or its authorized custodial agent to which (a) the Insured sold, in whole or in part, a loan for which the Financial Document represents collateral, and (b) the Insured remains liable to repurchase the loan pursuant to a written contract.
is a condition precedent to the Insured having relied on a Financial
Document.


E.	Defective Signatures
Loss resulting directly from the Insured having in good faith, in connection with any loan, relied on any:
a.	deed conveying real property;
b.	mortgage, deed of trust, or like instrument, pertaining to real property; or
c.	assignment of such instruments
which is defective because the signature of any person thereon was obtained through trick, artifice, fraud or false pretenses.
F.	Servicing Contractors
Loss resulting directly from dishonest or fraudulent acts committed by any Servicing Contractor, if the acts:
a.	were committed with the intent to:
(1)	cause the Insured to sustain that loss; and
(2)	obtain an Improper Personal Gain for the Servicing Contractor,
and
b.	resulted in an Improper Personal Gain for the Servicing
Contractor.
G.	Computer Fraud/Fraudulent Funds Transfer
Loss resulting directly from the Insured having in good faith transferred funds or Property or otherwise given value because of:
a.	the fraudulent modification or destruction of Electronic Data or
Electronic Computer Instructions, including that caused by Computer Virus, (1) within a Computer System operated by the Insured; or (2)
while being electronically transmitted through communication lines, including satellite links, from a Computer System operated by the
Insured to a Computer System operated by a customer while the Insured is acting as a Service Bureau for that customer, if the fraudulent acts were committed by a person with the intent to obtain an improper financial benefit;
b.	the fraudulent preparation or modification of Electronic Computer
Instructions by a person with the intent to cause the loss to the
Insured and to obtain an improper financial benefit;
c.	The fraudulent entry of data into a Computer System or
Communications Terminal operated by the Insured or an Electronic Communication Customer, but which data was not in fact sent by the Insured or the Electronic Communication Customer, or which data were fraudulently modified during transit (physical or electronic) between Computer Systems or Communications Terminals;
d.	a fraudulent voice initiated funds transfer instruction, directed to the Insured by telephone from or purportedly from an Electronic Communication Customer, if the instruction was not made by or at the direction of a person who is authorized to initiate a transfer according to the written agreement between Insured and the Electronic Communication Customer and the instruction was Tested; or
e.	a fraudulent communication by Fax or other Tested written
communication sent or apparently sent between the Insured and an Electronic Communication Customer if the communication was either not sent by the Insured or the Electronic Communication Customer, or it was fraudulently modified during transit between the Insured and the Electronic Communication Customer.


H.	Claims Expense
Necessary and reasonable professional fees and expenses incurred and paid by the Insured, with prior approval of the Insurer, to determine the existence, amount and extent of a loss in excess of the retention if the loss is in fact covered under any other Insuring Clause of this Investment Company Bond Coverage Part.
I.	Stop Payment Order Liability
Loss which the Insured is legally obligated to pay and pays to a customer resulting directly from:
a.	compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer; or
b.	refusal to pay any draft made or drawn upon or against the
Insured by the customer or by an authorized agent of the customer.
J.	Uncollectible Items of Deposit
Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's shareholder's or subscriber's Mutual Fund Account; or
Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.
This Insuring Clause applies to all Mutual Funds with "exchange privileges" if all Funds in the exchange program are insured by the Insurer for Uncollectible Items of Deposit. Regardless of the number of transactions between Funds, the minimum number of days of deposit within the Funds before withdrawal as declared in the Funds prospectus shall begin from the date a deposit was first credited to any Insured Fund.
K.	Unauthorized Signatures
Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory of such account.
It shall be a condition precedent to the Insured's right to recovery under this Insuring Clause that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
II.	DEFINITIONS
For purposes of coverage under this Investment Company Bond Coverage
Part:
A.	Alteration means material modification of an Original Financial
Document for a fraudulent purpose by a person other than the person who prepared the Original Financial Document.
B.	Automated Clearing House means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions' customers.

C.	Central Depository means any clearing corporation, including any
Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism entries are made on the books reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.
D.	Computer System means computers with related peripheral
components, including storage components wherever located; systems and applications software; terminal devices; and related local or wide area communication networks, but not the Internet; by which data are electronically collected, transmitted, processed, stored and retrieved.
E.	Communications Terminal means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.
F.	Computer Virus means a set of unauthorized instructions,
programmatic or otherwise, that propagate themselves through a Computer System operated by the Insured and which were maliciously introduced into the system by a person other than by an identifiable Employee.
G.	Counterfeit means:
a.	with respect to certificated securities:  an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or
b.	with respect to other Financial Documents:  an imitation which is intended to deceive, and to be taken as the original.
H.	Electronic Communication means any communication initiated
through a Computer System, a Fax, Telex, TWX and any other
electronically transmitted communication.
I.	Electronic Communication Customer means:
a.	a natural person or entity authorized by written agreement with the Insured to initiate funds transfer by Fax or other Electronic Communication or by telephone;
b.	an Automated Clearing House;
c.	an office of the Insured;
d.	a financial institution; and
e.	a Central Depository handling Electronic Securities.
J.	Electronic Communication System means electronic communication operations by Fedwire, Clearing House Inter bank Payment System
(CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), an Automated Clearing House Association which is a member of the National Automated Clearing House Association and similar automated communication systems in use by the Insured.
K.	Electronic Computer Instructions means computer programs, for example, facts or statements converted to a form usable in a Computer System to act upon Electronic Data.
L.	Electronic Data means facts or information converted to a form usable in a Computer System and which are stored on Electronic Data Processing Media for use by computer programs.
M.	Electronic Data Processing Media means the punched cards,
magnetic tapes, punched tapes or magnetic discs or other bulk media on which Electronic Data are recorded.

N.	Electronic Security means a share, participation or other
interest in property of or an enterprise of the issuer or an obligation of the issuer which:
a.	is a type commonly dealt in upon securities exchanges or markets;
and
b.	is either one of a class or series or by its terms is divisible into a class or series of shares, participation's, interests or obligations; and
c.	(1)	is not represented a paper certificate, or
	(2)	is part of a master or global paper certificate, or
	(3)	represents a paper certificate that has been surrendered by
a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a Central Depository.
O.	Employee means
a.	any of the Insured's officers, partners, or employees; and
b.	any of the officers or employees of any predecessor of the
Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of, such predecessor; and
c.	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the
Insured; and
d.	guest students pursuing their studies or duties in any of the
Insured's offices; and
e.	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; and
f.	any individual or individuals assigned to perform the usual
duties of an employee within the premises of the Insured by contract, or by an agency furnishing temporary personnel on a contingent or part-time basis; and
g.	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (i) hereof; and
h.	those persons so designated in Condition N. Central Handling of
Securities; and
i.	any officer, partner or Employee of
a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or
d)	an administrator authorized by written agreement to keep
financial and/or other required records,
for an Investment Company named as Insured, while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of
Employee.
Each employer of temporary personnel or processors as set forth in sub-sections (f) and (g) of the definition of Employee and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Investment Company Bond Coverage Part, excepting, however, Condition L.
Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.
P.	Employee Benefit Plan means a benefit plan subject to the
requirements of ERISA which is sponsored solely by the Insured for its
Employees.
Q.	False Pretense means the transfer of Property as the direct
result of a fraudulent representation made by a person to the Insured, which must be in possession of the Property at the time of the fraudulent representation and the transfer of the Property.
R.	Fax means a facsimile communication system or similar
communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not mean an Electronic Communication sent by Telex, TWX or an Electronic Communication System.
S.	Financial Document means a physical document which:
a.	is a Negotiable Instrument;
b.	is a letter of credit;
c.	is a written instruction directed to the Insured from, or
purportedly from, a customer, Employee or financial institution, of a type customarily prepared by a customer, Employee or financial institution, and upon which the Insured ordinarily acts to cause a deposit, withdrawal or transfer of funds;
d.	is considered as a matter of law to be primary evidence of:
(1)	the right to ownership or possession of property; or
(2)	a debt owed directly or contingently;
e.	creates or discharges a lien on property;
f.	ordinarily has value transferred by endorsement or assignment coupled with delivery; or
g.	is Money
but does not include: (1) traveler's checks; (2) data which exists in a Computer System in electronic form, and (3) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive, hold and dispose of the document and the goods it covered.

T.	Forgery means the signing on an Original Financial Document of the name of another person or organization, including a facsimile signature, without authority with intent to deceive; it does not include a signature consisting in whole or in part of one's own name, signed with or without authority, in any capacity, for any purpose.
U.	Improper Personal Gain means an unlawful financial benefit
obtained by:
a.	an Employee or Servicing Contractor; or
b.	persons with whom the Employee was acting in collusion, provided that the Insured establishes that the Employee intended to participate in such benefit; and
c.	an innocent third party, provided that the Insured establish that the Employee transferred funds or Property to the benefit of such third party with the knowledge that such third party was not entitled to such funds or Property, and the funds or Property are not recoverable by the Insured.
The term does not include any type of benefits earned in the course of employment, including salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other emoluments, nor any benefit which any officer or director of the
Insured not in collusion with the Employee was aware that the Employee was receiving.
V.	Insured means the Parent Company and the Subsidiaries.  Insured as used in Insuring Clause B. includes any Employee Benefit Plan.
W.	Items of Deposit means one or more checks or drafts.
X.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
Y.	Negotiable Instrument means any document which
a.	is signed by the maker or drawer;
b.	contains an unconditional promise or order to pay a sum certain in money and no other promise, order, obligation or power given by the maker or drawer;
c.	is payable on demand or at a definite time; and
d.	is payable to order or bearer.
Z.	Original Financial Document means a Financial Document which has been completed, with or without signature, by natural persons who were acting with authority in completing the document at the time it was completed.
AA.	Property means Financial Documents, Electronic Data Processing
Media, Electronic Data, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by the Insured, or for which the Insured is legally liable other than as lessee.
BB.	Service Bureau means a person or entity authorized by written agreement to perform data processing services for others using Computer
Systems.
CC.	Servicing Contractor means any person or entity (other than an
Employee) authorized by the Insured to act for the Insured in the capacity of:
a.	servicer of real estate mortgage or home improvement loans made, held by or assigned to the Insured; or

b.	manager of real property owned by or under the supervision or control of the Insured as evidenced by a written contract customarily used by the Insured for that purpose, and only while the person or entity is acting within the general scope of those duties.  The partners, officers, directors and employees of a Servicing Contractor shall collectively be deemed to be one person for all purposes of this Coverage Part.
DD.	Single Loss means all covered loss, including Claims Expense covered under Insuring Clause H., resulting from:
a.	any one act or series of related acts of Theft, False Pretense or attempt thereat, in which no Employee is implicated, or
b.	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
c.	all acts or omissions other than those specified in (a) and (b)
preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
d.	any one casualty or event not specified in (a), (b) or (c)
preceding.
EE.	Tested means:
a.	As respects Fax, Telex, TWX or other means of written
communication: a method of authenticating the contents of the written communication by affixing to it a valid test key that has been exchanged between the Insured and a customer, an office of the Insured or another financial institution; and
b.	as respects voice: a call-back prior to acting on the instruction to a person authorized by written agreement with the Insured to authenticate the instruction, other than a call to the person who purportedly initiated the instruction, provided the instruction and call-back are recorded.
FF.	Theft means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation.
III.	EXCLUSIONS
A.	This Investment Company Bond Coverage Part does not apply to:
1.	loss resulting directly or indirectly from dishonest or
fraudulent acts by any Employee, except when covered under Insuring Clauses A. or B.;
2.	loss resulting directly or indirectly from trading whether or not committed by an Employee and whether or not in the name of the Insured and whether or not in a genuine or fictitious account;
3.	loss of trade secrets, confidential processing methods, customer lists, or other confidential or proprietary information of any kind;
4.	loss to one or more of the Insureds which benefits another of the
Insureds;
5.	loss caused by a customer after discovery by a director or
officer of the Insured of an actual or potential loss of the type covered hereunder caused by that customer;
6.	a loss resulting directly or indirectly from:

(1)	riot or civil commotion outside any country in which the Insured has an office which is permanently staffed by an Employee, or loss due to war or insurrection, except for loss of Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of the Insured in initiating such transit;
(2)	the effect of nuclear fission or fusion or radioactivity;
(3)	any event with respect to which notice has been given prior to the Effective Date set forth in Item 4. of the Declarations of this Investment Company Bond Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Investment Company Bond Coverage Part;
(4)	any event which is not discovered during the Policy Period, and not reported in the form and substance provided in Subsection 6. of the General Conditions and Limitations of this Policy;
(5)	circumstances or occurrences known to any Executive Officer or the Company's risk manager prior to the inception of this Investment Company Bond Coverage Part;
7.	loss which could have been recovered, but was not recovered, due to the failure of the Insured to pursue reasonable efforts to make recovery from persons responsible for causing it;
8.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this Investment Company Bond
Coverage Part;
9.	loss of use of funds or Property;
10.	potential income, including but not limited to interest and
dividends, not realized by the Insured;
11.	the insolvency of another financial or depository institution.
B.	Exclusions Applicable to Insuring Clause A. Only
a.	Insuring Clause A. does not apply to loss resulting directly or indirectly from:
(1)	acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee's employment with the Insured and involved a loss of less than $10,000; or
(2)	any transaction which is or purports to be a loan or other
extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreement;
b.	Insuring Clause A. does not apply to loss covered under Insuring
Clause B.
C.	Exclusions Applicable to Insuring Clause B. Only
Insuring Clause B. does not apply to loss resulting directly or indirectly from acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee's employment with the Insured and involved a loss of less than $10,000.

D.	Exclusions Applicable to Insuring Clause C. Only
Insuring Clause C. does not apply to loss:
a.	of Property while in customers' safe deposit boxes;
b.	of Property surrendered away from an office or premises of the
Insured as a result of a threat:
(1)	to do bodily harm to any person, except loss of Property in
transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or
(2)	to do damage to the offices, premises or property of the Insured.
c.	of Property lost while in the mail;
d.	of Electronic Data Processing Media or Electronic Data lost in transit other than by armored motor vehicle;
e.	of personal property not specifically enumerated in the
definition of Property, for which the Insured is legally liable if the Insured has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date the Insured became legally liable for the property; or
f.	resulting directly or indirectly from:
(1)	any forgery, alteration or counterfeiting;
(2)	erroneous credits to a depositor's account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of the Insured at the time of the payment or withdrawal;
(3)	items of deposit which are not finally paid for any reason,
including but not limited to forgery or any other fraud;
(4)	Electronic Communications or telephonic communications; or
(5)	any transaction which is or purports to be a loan or other
extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreements;
E.	Exclusions Applicable to Insuring Clause D. Only
Insuring Clause D. does not apply to loss resulting directly or indirectly from:
a.	any document presented as a copy;
b.	items of deposit which are not finally paid, or for which
provisional credit it is otherwise properly revoked, for any reason, including but not limited to forgery or any other fraud; or
c.	a fraudulent entry of Data into, or change, modification, or destruction of data elements or programs within a Computer System operated or used by the Insured.
F.	Exclusion Applicable to Insuring Clause E. Only
Insuring Clause E. does not apply to loss resulting directly or indirectly from any document presented as a copy.


G.	Exclusions Applicable to Insuring Clause F. Only
Insuring Clause F. does not apply to loss resulting directly or indirectly from:
a.	any transaction which is or purports to be a loan or other
extension of credit to a Servicing Contractor, including "warehousing"
of mortgage loans, whether procured in good faith or through fraud or false pretenses;
b.	the failure of any Servicing Contractor to collect or receive
Money for the account of the Insured, notwithstanding any agreement between the Servicing Contractor and the Insured; or
c.	the failure to remit Money collected or received for the account of the Insured by any Servicing Contractor unless the Servicing Contractor is legally liable to the Insured for loss of the Money.
H.	Exclusions Applicable to Insuring Clause G. Only
Insuring Clause G. does not apply to loss resulting directly or indirectly from:
a.	liability assumed by the Insured under any contract unless such liability would have attached to the Insured in the absence of such agreement;
b.	a threat to do bodily harm to any person, or to do damage to the premises or property of the Insured;
c.	forged, altered or fraudulent Financial Documents used as source documentation in the preparation of Electronic Data or manually keyed in a Communication Terminal;
d.	Financial Documents except as converted to Electronic Data and then only in such converted form;
e.	resulting directly or indirectly from the accessing of any
confidential information, including but not limited to trade secret information, computer programs or customer information;
f.	resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Data Processing Media failure or breakdown, any malfunction or error in programming, or errors or omissions in processing;
g.	the input of Electronic Data at an authorized terminal of an electronic funds transfer system or a customer communication system by a customer or other person who had authorized access to the customer's authentication mechanism; or
h.	fraudulent features contained in Electronic Computer Instructions developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.
I.	Exclusion Applicable to Insuring Clause J. Only
Insuring Clause J. does not apply to loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.
IV.	OTHER CONDITIONS
A.	DISCOVERY
This Investment Company Bond Coverage Part applies to loss discovered by the Insured during the Policy Period. Discovery occurs when any Executive Officer or the Company's risk manager first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Investment Company Bond Coverage Part has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when any Executive Officer or the Company's risk manager receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a Loss under this Investment Company Bond Coverage Part.
B.	LIMIT OF LIABILITY
With respect to this Investment Company Bond Coverage Part only, and notwithstanding anything to the contrary in General Condition and Limitation No. 5 of this Policy, the payment of any loss under this Investment Company Bond Coverage Part shall not reduce the liability of the Insurer for other losses covered under this Investment Company Bond Coverage Part. If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the Declarations of this Policy, the payment of loss under this Investment Company Bond Coverage Part shall reduce the liability of the Insurer for losses covered under any Liability Coverage Parts.
The most the Insurer will pay for loss resulting from any Single Loss is the applicable Limit of Liability shown in Item 3 of the Declarations; provided, however, that regardless of the number of years this Investment Company Bond Coverage Part remains in force or the number of premiums paid, no Limit of Liability cumulates from year to year or period to period.
C.	SINGLE LOSS COVERED BY SINGLE INSURING CLAUSE
The Insurer will pay for loss resulting from a Single Loss under only a single Insuring Clause. If two or more Insuring Clauses of this Investment Company Bond Coverage Part apply to a Single Loss, the Insured may elect the Insuring Clause under which it will seek coverage. In no event will the Insurer pay more than the applicable Limit of Liability under the applicable Insuring Clause in respect of such Single Loss.
D.	DEDUCTIBLE
The Insurer will not pay for loss resulting from a Single Loss unless the amount of such loss exceeds the applicable Single Loss deductible shown in Item 2 of the Declarations. The Insurer will then pay the amount in excess of such deductible, subject to the applicable Limit of Liability.
There shall be no deductible applicable to any loss under Insuring Clause A. sustained by any Investment Company named as Insured herein.
E.	NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURER
(a)	Within six (6) months after such discovery, the Insured shall furnish to the Insurer proof of loss, duly sworn to, with full particulars;
(b)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith;
(c)	Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Insurer or after the expiration of twenty-four (24) months from the discovery of such Loss;
(d)	If any limitation embodied in this Investment Company Bond
Coverage Part is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law;
(e)	This Investment Company Bond Coverage Part affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.


F.	VALUATION
(1)	Money
Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange as of 12:01 a.m. on the date of discovery of the loss.
(2)	Electronic Data Processing Media
In case of loss of, or damage to Electronic Data Processing Media used by the Insured in its business, the Insurer shall be liable only if such items are actually reproduced by other Electronic Data Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject to the applicable Limit of Liability.
(3)	Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Insurer shall be liable only if such books or record are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
(4)	Property other than Money, Securities, Records, or Media
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records or Electronic Data Processing Media, the Insurer shall not be liable for more than the actual cash value, with proper deduction for depreciation, of such Property. The Insurer may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Insurer and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
(5)	Electronic Data
In case of loss of Electronic Data the Insurer shall be liable under Insuring Clause C. of this Investment Company Bond Coverage Part only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data. However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities, or financial instruments having a value, then the loss will be valued as indicated in paragraph 5 of this Condition.
(6)	Set-Off
Any loss covered under this Investment Company Bond Coverage Part shall be reduced by all money and property received by the Insured from any source in connection with any matter from which a loss has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid. Any loss covered under this Investment Company Bond Coverage Part shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Clause A.


G.	SECURITIES SETTLEMENT AND VALUATION
In the event of a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part, the Insured shall, subject to the conditions stated below, first attempt to replace the lost securities by use of a letter of indemnity issued by it. In the event that it is unable to replace the lost securities by a letter of indemnity, the Insured shall, subject to the Insurer's prior consent, secure a lost instrument bond for the purpose of obtaining the issuance of duplicate securities.
It is further agreed that the Insurer will indemnify the Insured for such sum, in excess of the applicable Deductible stated in the Declarations, not exceeding the amount of the Single Loss Limit of Liability stated in the Declarations, remaining available for the payment of any loss at the time of the execution by the Insured of a letter of indemnity or the securing of the lost instrument bond, which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any indemnifying agreement executed by the Insured or delivered by the Insured to the company issuing the lost instrument bond.
It is further agreed that the Insured shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that portion of the loss which falls within the applicable Deductible or which is in excess of the Single Loss Limit of Liability remaining available for the payment of said loss.
The Insurer shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that loss which would be covered under Insuring Clause C. of this Investment Company Bond Coverage Part and which exceeds the Deductible and is within the Single Loss Limit of Liability remaining available for the payment of any loss.
In the event the Insured sustains a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part but the securities are valued at an amount in excess of the Single Loss Limit of Liability, the Insured may apply any portion of the applicable Single Loss Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the Insured elects to do so, the Single Loss Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Single Loss Limit of Liability shall be applied to settlement of loss.
Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.
Under this Insuring Clause only, loss includes the value of subscription, conversion, redemption or deposit privileges for Financial Documents unless they are lost while in the mail or with a carrier for hire other than an armored motor vehicle company for the purpose of transportation. The privileges shall be valued as of the date immediately preceding the expiration thereof, as determined by arbitration or agreement.
The Insurer is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Investment Company Bond Coverage Part.
H.	ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION
(1)	In the event of payment under this Investment Company Bond
Coverage Part, the Insured shall deliver, if so requested by the Insurer, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
(2)	In the event of payment under this Investment Company Bond
Coverage Part, the Insurer shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(3)	Recoveries, whether effected by the Insurer or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit of Liability, secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in Subsection E. of the Conditions of this Investment Company Bond Coverage Part or recovery from reinsurance or indemnity of the Insurer shall not be deemed a recovery as used herein.
(4)	Upon the Insurer's request and at reasonable times and places designated by the Insurer the Insured shall:
(a)	submit to examination by the Insurer and subscribe to the same under oath; and
(b)	produce for the Insurer's examination all pertinent records; and
(c)	cooperate with the Insurer in all matters pertaining to the loss.
(5)	The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
I.	OWNERSHIP
This Investment Company Bond Coverage Part shall apply to loss of Property or Electronic Data Processing Media and Electronic Data (1) owned by the Insured, (2) held by the Insured in any capacity, or (3)
for which the Insured is legally liable.
J.	TERMINATION OF THIS Investment Company Bond Coverage Part
In addition to any termination pursuant to Subsection 12. of the
General Conditions and Limitations of this Policy, this Investment Company Bond Coverage Part shall also terminate in its entirety:
(1)	upon the voluntary liquidation or dissolution of the Parent
Company;
(2)	upon the appointment of (1) a receiver, trustee or other
fiduciary of the property of the Parent Company, or (2) a committee for the dissolution thereof; or
(3)	as to any Insured other than the Parent Company upon the
appointment of (1) a receiver, trustee or other or fiduciary of the property of said Insured or (2) a committee for the dissolution thereof.
K.	ACTION AGAINST SERVICING CONTRACTOR, SERVICE BUREAU OR CUSTOMER
This Investment Company Bond Coverage Part does not afford coverage in favor of any Servicing Contractor, Service Bureau or customers of aforesaid, and upon payment to the Insured by the Insurer on account of any loss through fraudulent or dishonest acts committed by any of the partners, directors, officers or employees of such Servicing
Contractor, Service Bureau or customers whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as they may have against such Servicing
Contractor, Service Bureau, or customers by reason of such acts so committed shall, to the extent of such payment, but given by the
Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer, the rights provided herein.
L.	TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING
CONTRACTOR OR SERVICE BUREAU

This Investment Company Bond Coverage Part terminates as to any Employee or Servicing Contractor as soon as any Executive Officer or the Company's risk manager learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person. Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.
This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as any Executive Officer or the Company's risk manager, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.
M.	ERISA WARRANTY
The Insurer warrants that the coverage afforded by this Investment Company Bond Coverage Part will be equal to that required of the Insured by regulations properly promulgated under the ERISA with respect to losses caused by fraudulent or dishonest acts of Employees and sustained by Employment Benefit Plans.
N.	CENTRAL HANDLING OF SECURITIES
Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition, a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporations on a contract basis.
The Insurer shall not be liable on account of any loss (es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss (es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss (es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss (es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured's share of excess loss (es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest that the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable and recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Investment Company Bond Coverage Part does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss (es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.



SIGNATURES

Named Insured
FBL Financial Group, Inc.
Endorsement Number 1
Policy Symbol DON
Policy NumberG24574696 003
Policy Period02/15/2011  to 02/15/2012
Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company


THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company) BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company) BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company) INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company) WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

/s/Robert B. Portwood, Vice President
Authorized Representative





 THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.
Endorsement Number 2
Policy Symbol DON

Policy Number G24574696 003
Policy Period02/15/2011 to 02/15/2012

Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

AMEND EMPLOYEE

It is agreed that the following is added to II Definition (O) Employee means

(j)	any of the Insured's terminated or retired employees for a period of 90 days after termination or retirement, excluding, however, any employee whose termination arises out of or involves any dishonest or fraudulent activity committed by or involoving such employees;

(k) any natural person in the service of the Insured while on medical, military or other leave of absence who exercises signing authority on behalf of the Insured, provided such authority has not been effectively recinded; and

(l)	consultants under contract with the Insured, but only while such consultants are subject to the Insured's direction and control and performing service for the Insured, excluding, however, any such consultant while having care and custody of the Insured's property outside the Insured's premises.

(m) former employees on leave or military service, former employees as consultants.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.








/s/ Robert B. Portwood, Vice President
Authorized Representative










 THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.

Endorsement Number 3
Policy Symbol DON
Policy NumberG24574696 003
Policy Period02/15/2011  to 02/15/2012
Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

NAMED INSURED ENDORSEMENT

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

	FBL Financial Group, Inc.;
	EquiTrust Money Market Fund, Inc.;
	EquiTrust Variable Insurance Series Fund

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its
entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustatined by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter to the first named Insrued of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the fisrt named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.






/s/ Robert B. Portwood, Vice President
Authorized Representative



THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.
Endorsement Number 4
Policy Symbol DON
Policy NumberG24574696 003
Policy Period02/15/2011  to 02/15/2012
Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company


TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE

It is agreed that: OTHER CONDITIONS IV ( L) TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING CONTRACTOR OR SERVICE BUREAU is deleted and replaced with the following:

1.	TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING
CONTRACTOR OR SERVICE BUREAU
This Investment Company Bond Coverage Part terminates as to any
Employee or Servicing Contractor as soon as any Executive Officer or the Company's risk manager learns of any dishonest or fraudulent act $10,000 or above committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the
Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.
Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.
This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as any Executive Officer or the Company's risk manager, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.
2.	Nothing here in contained shall be held to vary, alter, waiver or extended any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.




/s/ Robert B. Portwood, Vice President
Authorized Representative










THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.

Endorsement Number 5
Policy Symbol DON
Policy NumberG24574696 003
Policy Period02/15/2011  to 02/15/2012
Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

AUDIT EXPENSE

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

1. 	An additional paragraph, as follows, is added to the Fidelity
Insuring Agreement.

Audit Expense Coverage $50,000 in the aggregate which is part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page of this Bond; a deductible of $2,500 applies to each and every loss

Expense incurred by the Insured for that part of the cost of audits or examinations required by State of Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2. 	The following paragraph is substituted for Exclusions, Section

(d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.		The following paragraph is substituted for Exclusions,
Section 2. (u):

(u) all fees, costs and expenses incurred by the Insured:

(1) 	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense; or
(2) 	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.

All other terms, conditions and exclusions of the bond remain unchanged

/s/ Robert B. Portwood, Vice President
Authorized Representative


THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured
FBL Financial Group, Inc.

Endorsement Number 6
Policy Symbol DON
Policy NumberG24574696 003
Policy Period02/15/2011  to 02/15/2012
Effective Date of Endorsement02/15/2011

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.





All other terms and conditions of policy remain unchanged.








/s/ Robert B. Portwood, Vice President
Authorized Agent

















ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.





U.S. Treasury Department's Office
Of Foreign Assets Control ("OFAC")
Advisory Notice to Policyholders








This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.


This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.





The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

Foreign agents;
Front organizations;
Terrorists;
Terrorist organizations; and
Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site http//www.treas.gov/ofac.
In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments

CERTIFIED RESOLUTION

      WHEREAS, EquiTrust Series Fund, Inc. (the "Series Fund") and EquiTrust Variable Insurance Series Fund (the "Insurance Series Fund") (collectively, the "Funds") desire to be insured under a joint insureds broker's bond issued by one of the ACE Group of Companies (the "Bond") indemnifying the Funds against loss from fraudulent or dishonest acts, including larceny and embezzlement, by any officer or employee of the Funds in the aggregate amount of $1,350,000 of which $600,000 is the primary coverage allocated to the Series Fund and $750,000 is allocated to the Insurance Series Fund;
      WHEREAS, the Series Fund would obtain coverage in the amount of $600,000 and the Insurance Series Fund $750,000 if each were to seek a single insured bond;
      WHEREAS, the Funds have entered into a Fidelity Bond Joint Insureds Agreement governing the allocation of premiums and insurance coverage under such Bond; and
      WHEREAS, due consideration has been given to (1) the amount and type of coverage provided by the Bond; (2) the amount of the primary coverage allocated to each Fund; (3) the total premium, the portion of the premium allocated to each Fund and the savings to the Funds over the cost for a single insured bond; (4) the aggregate value of the assets of the joint insureds to which any person covered by the Bond may have access; (5) the type and terms of the arrangements made by each of the joint insureds for the custody and safekeeping of its assets; (6) the nature and method of conducting the joint insureds' operations and the nature of the securities in the Funds' portfolios; (7) the accounting procedures and controls of the joint insureds; (8) various possible means of allocating the coverage provided by the Bond among the joint insureds; and (9) the terms of the agreement between the joint insureds with respect to the allocation of the premium and coverage of the Bond;
      NOW, THEREFORE, the Board of Directors/Trustees of the Funds, including a majority of the disinterested Directors/Trustees of the Funds, hereby has;
      RESOLVED, the Board of each Fund hereby determines that it is in the best interests of each Fund and its shareholders for the Funds to continue as parties to such Bond and to a Fidelity Bond Joint Insureds Agreement;
      FURTHER RESOLVED, that the amount, type and form of the Bond and the amount of the primary coverage of the Bond allocated to each Fund are hereby approved for the period from February 15, 2011, to February 15, 2012;
      FURTHER RESOLVED, that the method of allocating the premium and coverage of the Bond as described in the Fidelity Bond Joint Insureds Agreement is hereby determined to be reasonable and is approved;
      FURTHER RESOLVED, that the premium of $2,620.45 payable by EquiTrust Series Fund, Inc. and $4,866.55 payable by EquiTrust Variable Insurance Series Fund for the Bond period from February 15, 2011 to February 15, 2012, is hereby approved;
      FURTHER RESOLVED, that the Fidelity Bond Joint Insureds Agreement, as amended February 22, 2011, is hereby approved for renewal for the Bond period; and the appropriate officers are authorized to execute Exhibit A thereto, on behalf of each Fund; and
      FURTHER RESOLVED, that the secretary of each Fund or his designee is hereby designated as the person to make the filing and give the notices required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

I, Kristi Rojohn, Secretary of EquiTrust Series Fund, Inc., a Maryland Corporation (the "Fund"), hereby certify that the attached is a true and correct copy of a resolution ratified by the Board of Directors of the Fund at a meeting duly held on the 22nd day of February, 2011.

/s/Kristi Rojohn
Secretary

CERTIFIED RESOLUTION

      WHEREAS, EquiTrust Series Fund, Inc. (the "Series Fund") and EquiTrust Variable Insurance Series Fund (the "Insurance Series Fund") (collectively, the "Funds") desire to be insured under a joint insureds broker's bond issued by one of the ACE Group of Companies (the "Bond") indemnifying the Funds against loss from fraudulent or dishonest acts, including larceny and embezzlement, by any officer or employee of the Funds in the aggregate amount of $1,350,000 of which $600,000 is the primary coverage allocated to the Series Fund and $750,000 is allocated to the Insurance Series Fund;
      WHEREAS, the Series Fund would obtain coverage in the amount of $600,000 and the Insurance Series Fund $750,000 if each were to seek a single insured bond;
      WHEREAS, the Funds have entered into a Fidelity Bond Joint Insureds Agreement governing the allocation of premiums and insurance coverage under such Bond; and
      WHEREAS, due consideration has been given to (1) the amount and type of coverage provided by the Bond; (2) the amount of the primary coverage allocated to each Fund; (3) the total premium, the portion of the premium allocated to each Fund and the savings to the Funds over the cost for a single insured bond; (4) the aggregate value of the assets of the joint insureds to which any person covered by the Bond may have access; (5) the type and terms of the arrangements made by each of the joint insureds for the custody and safekeeping of its assets; (6) the nature and method of conducting the joint insureds' operations and the nature of the securities in the Funds' portfolios; (7) the accounting procedures and controls of the joint insureds; (8) various possible means of allocating the coverage provided by the Bond among the joint insureds; and (9) the terms of the agreement between the joint insureds with respect to the allocation of the premium and coverage of the Bond;
      NOW, THEREFORE, the Board of Directors/Trustees of the Funds, including a majority of the disinterested Directors/Trustees of the Funds, hereby has;
      RESOLVED, the Board of each Fund hereby determines that it is in the best interests of each Fund and its shareholders for the Funds to continue as parties to such Bond and to a Fidelity Bond Joint Insureds Agreement;
      FURTHER RESOLVED, that the amount, type and form of the Bond and the amount of the primary coverage of the Bond allocated to each Fund are hereby approved for the period from February 15, 2011, to February 15, 2012;
      FURTHER RESOLVED, that the method of allocating the premium and coverage of the Bond as described in the Fidelity Bond Joint Insureds Agreement is hereby determined to be reasonable and is approved;
      FURTHER RESOLVED, that the premium of $2,620.45 payable by EquiTrust Series Fund, Inc. and $4,866.55 payable by EquiTrust Variable Insurance Series Fund for the Bond period from February 15, 2011 to February 15, 2012, is hereby approved;
      FURTHER RESOLVED, that the Fidelity Bond Joint Insureds Agreement, as amended February 22, 2011, is hereby approved for renewal for the Bond period; and the appropriate officers are authorized to execute Exhibit A thereto, on behalf of each Fund; and
      FURTHER RESOLVED, that the secretary of each Fund or his designee is hereby designated as the person to make the filing and give the notices required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

I, Kristi Rojohn, Secretary of EquiTrust Variable Insurance Series Fund, a Massachusetts business trust (the "Fund"), hereby certify that the attached is a true and correct copy of a resolution ratified by the Board of Directors of the Fund at a meeting duly held on the 22nd day of February, 2011.

/s/Kristi Rojohn
Secretary

FIDELITY BOND
JOINT INSUREDS AGREEMENT


THIS AGREEMENT, made September 26, 1996 and amended as of February 15, 2007 and February 12, 2009, and further amended and restated as of February 22, 2010 between EquiTrust Series Fund, Inc., a Maryland corporation and EquiTrust Variable Insurance Series Fund, a Massachusetts business trust (collectively, the "Funds").

The Funds, each of which is managed by EquiTrust Investment Management Services, Inc. ("EquiTrust"), have acquired a joint insured brokers blanket bond issued by one of the ACE Group of Companies effective February 15, 2010 (the "Bond"). The aggregate amount of the Bond (the "Bond Amount") is equal to the sum of the basic coverage for each Fund, as indicated in Exhibit A attached hereto. The Funds desire to provide herein for an allocation of the premium for the Bond and a manner of allocating any proceeds received from the Bond.

The Funds hereto therefore agree that:

1. Allocation of Premium. Each Fund shall pay a portion of the annual joint bond premium as agreed to in writing no less often than annually by the Funds and attached hereto as Exhibit A. These amounts have been determined on the basis of the relative costs to each Fund of a single insured bond in the amount of that Fund's Basic Coverage as indicated in Exhibit A.

2. Loss to One Fund.  In the event of an insured loss to only one
Fund, the entire proceeds for that loss shall be allocated to the Fund incurring such loss.

3. Loss to More Than One Fund.

(a) Loss Percentages. For purposes of allocating the proceeds of coverage of the Bond, each Fund shall have the loss percentage as indicated in Exhibit A, which percentages are based upon the percentage of the total Bond coverage represented by the amount of each Fund's Basic Coverage.

(b) Initial Allocation. Each Fund involved in an insured loss which involves another Fund shall receive a portion of the proceeds from the Bond equal to the lesser of (i) the amount of that Fund's loss or (ii) an amount equal to the product of the Bond Amount multiplied by that Fund's Loss Percentage, which initial allocation assures that each Fund shall receive the full amount of its loss up to the amount of its Basic Coverage.

(c) Subsequent Allocation. Any Bond proceeds unallocated after the initial allocation shall be allocated to the Funds for which the loss was not covered by the initial allocation.

4. Agent. EquiTrust is hereby appointed as the agent for the Funds for the purpose of making, adjusting, receiving and enforcing payment of all claims and otherwise dealing with the Bond. Any expenses incurred by EquiTrust in its capacity as agent in connection with a claim shall be shared by the Funds in proportion to the proceeds received by the Funds for the loss. All other expenses incurred by EquiTrust in its capacity as agent shall be shared by the Funds in the same proportion as their Loss Percentages.

5. Modification and Termination. This Agreement may be modified or amended from time to time by mutual agreement of the Funds. It may be terminated with respect to any one Fund by not less than 75 days' written notice to the other Fund. It shall terminate as of the date that any Fund ceases to be an insured under the Bond; provided that such termination shall not affect such Fund's rights and obligations hereunder with respect to any claims on behalf of such Fund which are paid under the Bond after the date such Fund ceases to be an insured under the Bond.

6. Further Assurances. Each Fund agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

IN WITNESS WHEREOF, the Funds have caused this Agreement to be executed as of the day and year first above written.


Attest:					EQUITRUST SERIES FUND, INC.

/s/ Kristi Rojohn 			By: /s/ Craig A. Lang
Secretary					President


Attest:					EQUITRUST VARIABLE INSURANCE SERIES FUND

/s/ Kristi Rojohn 			By: /s/ Craig A. Lang
Secretary					President




EXHIBIT A

FIDELITY BOND
JOINT INSUREDS AGREEMENT
dated 2/22/2011

For Bond Period February 15, 2011 through February 15, 2012.


1.  Basic Coverage

Fund					Coverage
Series Fund				$600,000
Insurance Series Fund			$750,000
Total			          $1,350,000

2.  Allocation of Premium/Bond Proceeds
							Premium
				Bond			Allocation		Loss
Fund				Premium		Percentage		Percentage

Series Fund			$2,620.45 		35.00%		44.44%
Insurance Series Fund		$4,866.55 		65.00%		55.56%
Total				$7,487.00 		100.00%		100.00%


Attest:				EQUITRUST SERIES FUND, INC.

/s/ Kristi Rojohn 		By: /s/ Craig A. Lang
Secretary				President


Attest:				EQUITRUST VARIABLE INSURANCE SERIES FUND

/s/ Kristi Rojohn 		By: /s/ Craig A. Lang
Secretary				President